(212) 474-1270

June 24, 2013

GasLog Ltd.
Form 20-F for the year ended December 31, 2012
Filed March 28, 2013
File No. 001-35466

Dear Ms. Cvrkel:

We refer to the letter of June 14, 2013 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to GasLog Ltd. (the “Company”) setting forth the comments of the SEC staff (the “Staff”) on the Company’s Form 20-F for the year ended December 31, 2012 (the “2012 20-F”), filed with the SEC via EDGAR on March 28, 2013.  We respectfully submit this response on behalf of the Company.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter.  Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the 2012 20-F.

Form 20-F

Financial Statements, page F-1
Notes to the consolidated financial statements, page F-9
2.  Significant Accounting Policies, page F-11
Tangible fixed assets:  Property, plant and equipment, page F-13

1.
We note from your disclosure that the cost of a LNG vessel is split into two components, a “vessel component” and a “drydocking component.”  We also note that the drydocking component is estimated at the time of a new vessel’s delivery from the shipyard and measured based on the estimated cost of the first drying docking based on your historical experience with similar types of vessels.  For subsequent drydockings, actual costs are capitalized when incurred.  In this regard, please explain why you believe the recognition of a provision for the drydocking costs at the time of a new vessel’s delivery prior to incurring a present obligation is appropriate.  As part of your response please tell us how the guidance in Appendix C of IAS 37 was considered and how your accounting treatment complies with the recognition criteria in paragraph 14 of IAS 16.  We may have further comment upon receipt of your response.

Response:

The Company advises the Staff that the drydocking component recognized at the time of a new vessel’s delivery represents a significant component of the actual vessel cost which is separately identified in accordance with paragraph 14 of IAS 16.  The drydocking component recognized on acquisition of a newbuild vessel represents the cost of the existing inspection component when the vessel was constructed and is measured based on the estimated cost of the first drydocking.  This is consistent with paragraph 14 of IAS 16 which in part states, “If necessary, the estimated cost of a future similar inspection may be used as an indication of what the cost of the existing inspection component was when the item was acquired or constructed.”  The drydocking component is depreciated separately up to the date of the drydocking in accordance with paragraph 43 of IAS 16, which requires individual parts or components of the Company’s ships to be depreciated separately.

In accordance with IAS 37, it is a required condition to recognizing a provision that “an entity has a present obligation (legal or constructive) as a result of a past event.”  The Company did not recognize a provision for future drydocking costs as it did not have a present obligation as a result of a past event to drydock its vessels, because no obligation exists to drydock a vessel independently of the Company’s future actions.  This is further supported by example 11B of Appendix C of IAS 37 relating to the legislative requirement of an airline to overhaul its aircraft once every three years, which is similar to the requirement of shipping company to periodically drydock a vessel.  The example provides that “Even a legal requirement to overhaul does not make the costs of overhaul a liability, because no obligation exists to overhaul the aircraft independently of the entity’s future actions—the entity could avoid the future expenditure by its future actions, for example by selling the aircraft. Instead of a provision being recognized, the depreciation of the aircraft takes account of the future incidence of maintenance costs, ie an amount equivalent to the expected maintenance costs is depreciated over three years.”

2.
We note during the quarter ended March 31, 2013 you recorded additional drydocking costs in the amount of $5 million.  Please tell us where the provision for drydocking cost is recorded within your financial statements.

Response:

The Company advises the Staff that the additional drydocking costs in the amount of $5 million recorded during the quarter ended March 31, 2013 represent the drydocking component of the cost of the new vessels delivered to the Company during that quarter. The Company accepted delivery of the Gaslog Shanghai on January 28, 2013, and the Gaslog Santiago on March 25, 2013. As noted in our response to comment 1, the drydocking costs are not recorded as a provision, but represent an allocation of the estimated cost of the drydocking component included within the total cost of the vessel.  In accordance with paragraph 14 of IAS 16, such drydocking costs were separately identified and for the benefit of our users separately disclosed in the financial statements for the quarter ended March 31, 2013.

Form 6-K—filed May 15, 2013

Exhibit 99.2
March 31, 2013 Condensed, Consolidated Financial Statements, page F-1
Unaudited condensed consolidated statements of cash flows, page F-5

3.
Please be advised that expenditures for drydocking costs should be presented separately from capital expenditures and within operating activities in statements of cash flows.  We believe expenditures for drydocking costs are not an investment and therefore, should not be presented as part investing activities of your statements of cash flows because such costs represent normal recurring operating costs, rather than investment decisions or expenditures that significantly extend the life of the related asset beyond its current estimated useful life.  Additionally, although your policy is to defer the drydocking costs and amortize them until the next planned overhaul, other shipping companies expense these costs as incurred and the treatment in the cash flow statement should not differ based on the accounting method chosen to account for such expenditures.  Please confirm your understanding of this matter and that you will reflect drydocking costs as operating cash outflows.

Response:

The Company advises the Staff that it has not yet incurred cash outflows for drydocking costs; rather, a portion of the acquisition cost of vessels is allocated to drydocking costs as noted in our response to comment 1.  The Company believes that the classification of cash outflows related to the acquisition of a vessel as part of investing activities is consistent with the guidance in IAS 7 paragraph 16a (which cites “cash payments to acquire property, plant and equipment, intangibles and other long-term assets” as an example of items to be disclosed under investing activities) as well as industry practice.

The Company also believes that future cash outflows related to drydocking costs should also be presented as investing activities.  Under IFRS, such costs are considered property plant and equipment (“PPE”). More specifically, IAS 16 paragraph 14 states, “A condition of continuing to operate an item of property, plant and equipment (for example, an aircraft) may be performing regular major inspections for faults regardless of whether parts of the item are replaced. When each major inspection is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment as a replacement if the recognition criteria are satisfied. Any remaining carrying amount of the cost of the previous inspection (as distinct from physical parts) is derecognized.”  As such, the Company believes that future drydocking costs incurred to replace previously recognized drydocking components which are accounted for as PPE should be presented in investing activities under IFRS. Whilst there appears to be diversity in practice, this is consistent with the presentation of a number of shipping companies reporting under IFRS. The Company believes that capitalized expenditures for drydocking costs which meet the definition of an asset under IFRS are an investment as they represent a replacement of a component of PPE which has been fully depreciated and derecognized, and does not believe such costs are a normal recurring operating cost.  The Company believes that the classification of drydocking costs under investing activities is in accordance with IAS 7 paragraph 16a for the reasons discussed above.

As to the Staff’s comment that “other shipping companies expense these costs as incurred,” the Company respectfully advises the Staff that only U.S. GAAP-reporting shipping companies are permitted to expense the costs as incurred, whereas IFRS requires componentization of the drydocking costs as PPE as further discussed above.  Even where U.S. GAAP-reporting shipping companies elect to defer and amortize the costs until the next drydocking, the costs are not accounted for as PPE under U.S. GAAP.  As such, the Company believes U.S. GAAP and IFRS differ in the accounting for drydocking costs.

Notes to the unaudited condensed, consolidated financial statements, page F-7
2.  Basis of Presentation, page F-7
Adoption of new and revised IFRS, page F-8
(a) Standards and interpretations adopted in the current period, page F-8

4.
We note the adoption of IAS 13 resulted in the recognition of a gain on interest rate swaps of $2,359,501 during the quarter ended March 31, 2013.  Please explain for us and revise your notes to the financial statements to describe in greater detail why the adjustment to reflect your own credit risk resulted in a significant decrease to your derivative financial instruments liabilities of $2,148,227.  As part of your response, please discuss the valuation techniques and inputs utilized by management prior to the adoption, and how you determined or calculated fair value and the adjustment to derivative financial instrument liabilities to reflect your credit risk upon adoption of IAS 13.  We may have further comment upon receipt of your response.

Response:

The Company advises the Staff that IFRS 13 (effective for the Company for the annual period beginning on January 1, 2013) states in paragraph 43, “When measuring the fair value of a liability, an entity shall take into account the effect of its credit risk (credit standing).”  Furthermore, BC 93 of IFRS 13 clarifies, “As a result, some entities took into account changes in their own credit risk when measuring the fair value of their liabilities, whereas other entities did not. Consequently, the IASB decided to clarify in IFRS 13 that the fair value of a liability includes an entity’s own credit risk.”

The Company determines the fair value of the interest rate swaps at the end of each reporting period by discounting the future cash flows using the interest rate yield curves at the end of the reporting period. Prior to the adoption of IFRS 13, the Company did not incorporate its own credit risk, and used a risk-free rate to discount the forecasted expected cash flows when determining the fair value of the interest rate swaps.

Following the adoption of IFRS 13 on January 1, 2013, the Company takes into account the estimated effect of its own credit risk as well as the counterparties’ credit risk. The adjustment to incorporate the Company’s own credit risk in the fair value of a derivative financial instrument is referred to as Debit Value Adjustment (“DVA”) while the relative adjustment to incorporate the counterparties’ credit risk is referred to as Credit Value Adjustment (“CVA”).

In the determination of the Company’s own and counterparties’ credit risk, the Company considered the use of publicly available credit default swap (“CDS”) rate which could be used as an indication of credit risk. However, since there are no CDSs traded on the Company’s debt, the Company had to find another reasonable basis to estimate its own credit risk. The Company estimated its own credit risk by taking into account the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that it received from its lenders  as part of the margin setting for the new loan agreements.  Considering the above, a BB rating was assigned for the Company’s own credit risk.  The counterparties’ CDS rates were obtained from public information and if not available, the credit rating of the counterparties was used.  The credit rating was at the range of AA- to A+ depending on the counterparty while only one counterparty had a credit rating of BBB.  The Company calculates the CVA/DVA using the platform of Thomson Reuters.  The risk-free fair value of the derivative liabilities is then adjusted by the CVA/DVA amounts to determine the fair value in accordance with IFRS 13.

The Thomson Reuters’ platform used by the Company as a swap valuation tool calculates the CVA/DVA by taking into account the potential future exposure, the probability of default and the loss given default. The only input that is made by the Company is the name of the counterparty or in the case that CDS is not available, the credit rating and the relevant industry. The most relevant industry as per the platform’s options was the global transportation industry while for the counterparties the financial industry was selected.  The CVA/DVA that was then calculated was a numerical figure that was adjusted to the risk-free fair value of the derivative liabilities.

As of March 31, 2013, the fair value of the Company’s derivative liabilities without the CVA/DVA adjustment was $27,967,716. The Company’s credit rating was lower than the average rating of its counterparties and this resulted in an overall decrease in the derivative financial liabilities. Specifically, the DVA adjustment resulted in a decrease in the value of the liability by $3,660,377, partially offset by the CVA adjustment of $1,512,150. The net effect in derivative financial liabilities from the application of IFRS 13 was $2,148,227.

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings to describe in greater detail the effect from IFRS 13.  A marked draft of the relevant paragraph under Note 2 is provided as follows to illustrate the proposed revisions:

“In May 2011, the IASB issued IFRS 13 Fair Value Measurement which establishes a single source of guidance for fair value measurements under IFRS standards. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. Following the adoption of this standard, the Group adjusted its ~~financial liability~~derivative liabilities fair values to reflect its own credit risk.  The fair value as determined by the forecasted expected cash flows discounted with the risk-free interest rate was further adjusted to incorporate the Group’s own credit risk and the credit risk of the counterparties.  The Group’s own credit risk is estimated by taking into account the credit rating of other Companies in the LNG Industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group received from its lenders as part of the margin setting for the new loan agreements.  For counterparties’ credit risk, either the credit default swap rates were obtained from public information or, if not available, the credit rating of the counterparties was used.  The new standard is effective for fiscal years beginning on or after January 1, 2013.  As of March 31, 2013, due to the fact that the Group’s rating was lower than the rating of its counterparties, the adoption of IFRS 13 has resulted in the Group’s Derivative financial instruments liabilities being decreased by $2,148,227, Other comprehensive income being decreased by $211,274 and the Gain on interest rate swaps, net for the period ended March 31, 2013 being increased by $2,359,501.”

6.   General and Administrative Expenses, page F-10

5.
We note from page 76 of your Form 20-F and page 5 of your proxy statement that your Board of Directors approved the issuance of stock options and restricted stock during your first quarter 2013.  We note no recognition of share-based payment expense for the quarter ended March 31, 2013 in your financial statements.  Please explain to us your accounting treatment for these stock-based payments awards.  Your response should include the general terms and conditions of each arrangement, number of shares or options issues, the period over which the options and restricted stock vest, and explain why no stock compensation expense was recognized during the quarter ended March 31, 2013.  Please revise your disclosure in future filings, accordingly.

Response:

The Company advises the Staff that although the Board of Directors approved the issuance of stock options and restricted stock during the first quarter of 2013, the Company set May 17, 2013 as the grant date and April 29, 2013 as the date on which the vesting period commences (“Service Inception Date”), following the registration of the shares underlying the grants under the plan and the expiration of the Company’s trading blackout period relating to the first quarter results.  Under IFRS 2, the service period is permitted to commence before the grant date.  The restricted stock units (“RSUs”) granted under the plan will vest on the third anniversary of the Service Inception Date. The stock appreciation rights (“SARs”) granted under the plan will vest with respect to one-third of the shares subject to such SAR on each of the first three anniversaries of the Service Inception Date of the respective SARs.

In accordance with the Company’s policy and IFRS 2, the Company’s share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value for each separately vesting portion of an award is expensed over the respective vesting period starting from April 29, 2013 in accordance with IFRS2 IG4.   The Company considers April 29, 2013 as the Service Inception Date as this is the date on which the concerned employees were invited to participate in the plan and informed of the plan’s general terms and conditions, and the employees began providing the related services.  The grant date was determined to be May 17, 2013, being the date the Company provided each concerned employee with the relevant agreements, which included information about the grant date, vesting and exercise periods, number of SARs and RSUs awarded, the exercise price in the case of SARs, and other information and which were signed by the employee as evidence of acceptance.  As such, there was no stock compensation expense recognized during the quarter ended March 31, 2013.

The Company will include the requested disclosures in future filings.

6.	In addition, please revise to provide all disclosures required by paragraphs 44 through 52 of IFRS 2 for all activity related to stock based compensation.

Response:

The Company advises the Staff that all disclosures required by paragraphs 44 through 52 of IFRS 2 for all activity related to 2013 stock based compensation will be presented in the 2013 second quarter financial statements, which is the period that activity commenced.

Other

The Company hereby acknowledges to the SEC that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*           *           *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270.

Sincerely,

/s/ William P. Rogers, Jr.
William P. Rogers, Jr.

Ms. Linda Cvrkel
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

Mr. Simon Crowe
Chief Financial Officer
GasLog Ltd.
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue Du Gabian
MC 98000, Monaco

VIA E-MAIL